UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

REE Automotive Ltd. (the “Company”) hereby furnishes the following documents:

(i)	proxy statement with respect to the Company’s special general meeting of shareholders (the “Meeting”) to be held on November 13, 2025, at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	form of proxy card for use in connection with the Meeting.

The proxy statement is attached with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the form of proxy card is attached with this Form 6-K as Exhibit 99.2.

Exhibit 99.1 and Exhibit 99.2 to this Form 6-K are incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and registration statements on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Notice and Proxy Statement for Special General Meeting of Shareholders of REE Automotive Ltd., to be held on November 13, 2025.

99.2	Proxy Card for Special General Meeting of Shareholders of Shareholders of REE Automotive Ltd., to be held on November 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

Date: October 9, 2025	By:	/s/ Avital Futterman
	Name:	Avital Futterman
	Title:	General Counsel

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